UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended September 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001-8137

A. Full title of the plan and the address of the plan, if
different from that of the issuer named below:
Ampac Fine Chemicals LLC
Bargaining Unit 401(k) Plan

B. Name of the issuer of the securities held pursuant to
the plan and the address of its principal executive office:
American Pacific Corporation
3770 Howard Hughes Parkway
Suite 300
Las Vegas, NV 89169

Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan
Financial Statements as of September 30, 2006 and for the period from December 1, 2005 (inception of Plan) through September 30, 2006, Supplemental Schedule as of September 30, 2006, and Report of Independent Registered Public Accounting Firm

AMPAC FINE CHEMICALS LLC BARGAINING UNIT 401(k) PLAN

NOTE:	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the
Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan:
We have audited the accompanying statement of net assets available for benefits of Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan (the “Plan”) as of September 30, 2006, and the related statement of changes in net assets available for benefits for the period from December 1, 2005 (inception of Plan) through September 30, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan as of September 30, 2006, and the changes in net assets available for benefits for the period from December 1, 2005 (inception of Plan) through September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Las Vegas, Nevada
April 16, 2007

AMPAC FINE CHEMICALS LLC BARGAINING UNIT 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF SEPTEMBER 30, 2006

2006
ASSETS
Investments at fair value:
Mutual fund accounts	$1,224,624
American Pacific Corporation common stock	240,111
Participant loans	156,856

Investments at estimated fair value:
Common/Collective trust	223,937

NET ASSETS AVAILABLE FOR BENEFITS	$1,845,528

See notes to financial statements.

AMPAC FINE CHEMICALS LLC BARGAINING UNIT 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE PERIOD FROM DECEMBER 1, 2005 (INCEPTION OF PLAN) THROUGH SEPTEMBER 30, 2006

2006
ADDITIONS:
Investment income:
Dividend and interest income	$14,783
Net appreciation in fair value of investments	48,786
Interest from loan repayments	5,584
Participant contributions	430,657
Employer match contributions	215,979
Rollover contributions	1,864
Prior plan rollover contributions and loans	1,131,142

Total additions	1,848,795

DEDUCTIONS:
Benefits paid to participants	3,032
Plan expenses	235

Total deductions	3,267

INCREASE IN NET ASSETS	1,845,528

NET ASSETS AVAILABLE FOR BENEFITS:
December 1, 2005 (inception of Plan)	0

September 30, 2006	$1,845,528

See notes to financial statements.

AMPAC FINE CHEMICALS LLC BARGAINING UNIT 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006 AND FOR THE PERIOD FROM DECEMBER 1, 2005
(INCEPTION OF PLAN) THROUGH SEPTEMBER 30, 2006
1.	SUMMARY PLAN DESCRIPTION

The following description of the Ampac Fine Chemicals LLC Bargaining Unit 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, as amended, for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan open to all employees of Ampac Fine Chemicals LLC (the “Company”) who are members of a collective bargaining unit of the Company. Each employee is eligible to participate after providing at least 3 months of service and is allowed to enter the Plan on the first day of each fiscal quarter following completion of 1,000 hours of service. Franklin Templeton Investments—Defined Contribution Services (“Franklin”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On November 30, 2005, American Pacific Corporation, through its newly-formed, wholly-owned subsidiary, acquired substantially all of the assets and liabilities of Aerojet Fine Chemicals. On December 1, 2005, as part of this acquisition, the Company formed the Plan. The Company offered the union employees the opportunity to participate in a rollover of their assets, including any outstanding loans. The qualified rollovers were from the Aerojet Fine Chemical Retirement Savings Plan. This voluntary election of a one time direct rollover option expired January 12, 2006. The direct rollover was completed and moved into the Plan on February 1, 2006. The total of the prior plan rollover is $1,131,142 and comprises $998,200 of prior plan rollovers and $132,942 of prior plan loan rollovers. These amounts are recorded on the accompanying statement of changes in net assets. The Company offered the non-union employees the opportunity to participate in a direct rollover of their assets, including any outstanding loans into the American Pacific Corporation 401(k) Plan.

Contributions—Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code. In addition, the Plan allows for catch up contributions by employees 50 years and older. The Company, at its discretion, may contribute to the Plan. As of September 30, 2006, the Company elected to match contributions equal to 100% of employee contributions, up to the first 3% of employee compensation, and 50% of employee contributions, up to the next 3% of employee compensation. For the period from December 1, 2005 (inception of Plan) through September 30, 2006, the Company made matching contributions of $215,979.

Participants may also contribute amounts representing distributions from other qualified plans. For the period from December 1, 2005 (inception of Plan) through September 30, 2006, employee rollover contributions from other qualified plans were $1,133,006. This amount includes $1,131,142 of prior plan rollovers related to the Company acquisition.

The Company may elect to make a discretionary profit sharing contribution. For the period from December 1, 2005 (inception of Plan) through September 30, 2006, there were no employer profit sharing contributions.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution and allocations of Plan earnings, and charged with benefit payments and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their own contributions into various investment options offered by the Plan.

Vesting—Participants are vested immediately in their contributions, rollover contributions, employer matching contributions, plus actual earnings thereon. Vesting in the Company’s discretionary profit sharing contribution is based on years of continuous service. A participant is vested at 20% a year from years two through six of credited service.

Payment of Benefits—On termination of service, if the participant’s vested value of his or her account is less than $5,000, his or her account will be distributed in a single lump-sum payment. If the participant’s vested value of his or her account exceeds $5,000, he or she may elect to receive either a lump-sum amount, substantially equal installments, or elect to have all the distribution paid in a direct rollover to another qualified employer plan, or a combination of the above.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the participant’s vested balance in the Plan and bear interest at prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Interest rates on these loans range from 5.0% to 9.25% as of September 30, 2006. Maturities range from August 2007 through September 2013.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

Investment Valuation and Income Recognition—Investments in mutual funds and common stock are stated at their fair value at year-end based on quoted market prices. Investments in the common/collective trust are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Participant loans are valued at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no unpaid balances for accounts of persons who elected to withdraw from the Plan at September 30, 2006.

Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Forfeited Accounts—Forfeited nonvested accounts are utilized to reduce Plan expenses. Any remaining forfeitures are allocated to the total compensation of all Plan participants. There were no forfeitures during the period from December 1, 2005 (inception of Plan) through September 30, 2006.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of September 30, 2006, are as follows:

	Shares	Amount
Common/Collective trust
Franklin Stable Value Fund	223,937	$223,937

Mutual funds:
AIM Small Cap Fund A	3,341	95,915
Allianz CCM Mid Cap Fund A	4,027	107,121
Franklin Equity Income Fund A	8,471	186,795
Franklin Growth Fund A	5,054	197,605
Mutual Discovery Fund A	4,796	138,507
Mutual Shares Fund A	4,678	120,181

Common stock:
American Pacific Corporation common stock	31,387	240,111

Participant loans		156,856

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the period from December 1, 2005 (inception of Plan) through September 30, 2006, as follows:

Mutual funds:
Aim Small Cap Fund A	$1,562
Allianz CCM Mid Cap Fund A	(5,489)
Dreyfus Small Cap Index Fund	26
DWS Equity 500 Index Fund	2,479
Franklin Equity Income Fund A	11,579
Franklin Equity Income Fund R	(1,546)
Franklin Growth Fund A	9,597
Franklin Growth Fund R	1,074
Franklin High Income Fund A	142
Franklin High Income Fund R	(114)
Franklin Real Estate Fund A	1,338
Franklin Rising Dividend Fund A	2,919
Franklin Rising Dividend Fund R	603
Franklin Small Mid Cap Growth Fund A	(1,713)
Franklin Technology Fund A	415
Franklin Technology Fund R	(1,487)
Franklin Total Return Fund A	1,825
Franklin Total Return Fund R	(1,714)
Franklin US Government Fund A	116
Franklin US Government Fund R	(122)
Franklin Utilities Fund A	3,020
Franklin Utilities Fund R	1,079
Mutual Discovery Fund A	7,932
Mutual Shares Fund A	5,430
Mutual Shares Fund R	530
Franklin Global Healthcare Fund	(680)
Templeton Foreign Fund R	(1,497)
Franklin Small Cap Value Fund A	(5)

Common stock:
American Pacific Corporation common stock	11,487

Net appreciation in fair value of investments	$48,786

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Franklin Templeton Investments. Franklin is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

On February 18, 2006, the American Pacific Corporation unitized company stock was changed to regular common stock. At September 30, 2006, the Plan held 31,387 shares of common stock of American Pacific Corporation, with a cost basis of $235,920. At September 30, 2006, the Plan held 5,414 units in the Employer Stock Awaiting Purchase Fund, with a cost basis of $5,414.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Franklin Templeton Investments. Franklin received an opinion letter from the Internal Revenue Service (“IRS”), dated August 7, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. The Plan has been amended since receiving the opinion letter; however, the Company and the Plan’s management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
* * * * * *

SUPPLEMENTAL SCHEDULE

AMPAC FINE CHEMICALS LLC BARGAINING UNIT 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR) AS OF SEPTEMBER 30, 2006

		(c) Description of Investment
		Including Maturity Date,
	(b) Identity of Issue, Borrower,	Rate of Interest Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
*	COMMON/COLLECTIVE TRUST
	TRUST—Franklin Stable Value Fund	Common/Collective trust	**	$223,937

	MUTUAL FUNDS:
*	Mutual Discovery Fund A	Mutual fund	**	138,507
*	Franklin Real Estate Fund A	Mutual fund	**	30,501
*	Franklin Utilities Fund A	Mutual fund	**	55,954
*	Franklin Technology Fund A	Mutual fund	**	21,092
*	AIM Small Cap Growth Fund A	Mutual fund	**	95,915
*	Dreyfus Small Cap Index Fund	Mutual fund	**	2,381
*	Allianz CCM Mid Cap Fund A	Mutual fund	**	107,121
*	Franklin Small-Mid Cap Growth A	Mutual fund	**	70,212
*	Franklin Rising Dividend Fund A	Mutual fund	**	41,530
*	Mutual Shares Fund A	Mutual fund	**	120,181
*	Franklin Equity Income Fund A	Mutual fund	**	186,795
*	Franklin Growth Fund A	Mutual fund	**	197,605
*	DWS Equity 500 Index Fund	Mutual fund	**	54,803
*	Franklin High Income Fund A	Mutual fund	**	7,934
*	Franklin Total Return Fund A	Mutual fund	**	81,926
*	Franklin US Government Fund A	Mutual fund	**	6,753
*	Employer Stock Awaiting Purchase Fund	Mutual fund	**	5,414

*	AMERICAN PACIFIC CORPORATION COMMON STOCK	Common Stock (31,387 Shares)	**	240,111

*	PARTICIPANT LOANS RECEIVABLE	Interest rates ranging from
		5%–9.25%, maturing from
		August 2007 to September 2013	**	156,856

	TOTAL			$1,845,528
*	Represents a party-in-interest

**	Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the person who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ampac LLC Fine Chemicals Bargaining Unit 401(k) Plan
By:	American Pacific Corporation, as Plan
Administrator

Date: April 19, 2007	By:	/s/ JOHN R. GIBSON
John R. Gibson
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Index	Description
23.1	Consent of Independent Registered Public Accounting Firm